EXHIBIT 99.1

 [Stockholder Letter]

 [Name, Address & Tel. # of Stockholder]

___________, 2003

Name & Address of Broker
Attention: ___________________

Re:      Account No. _________________

Dear Sir/Madam:

I   currently  own,  through  the  above-referenced  account  with  your  firm,
___________ shares of Nutek, Inc. ("Nutek") common stock (NUTK).

I am hereby requesting that you send to me immediately at my address set forth above certificate(s) representing my ownership interest in all Nutek shares which I own through your firm. If there is an administrative charge for certificating my holdings, you are hereby authorized to deduct that cost from my account provided that such administrative fee does not exceed $25.00. If there is insufficient cash in my account to cover any such administrative fee, or your administrative fee exceeds $25.00, please contact me immediately.

It is my understanding that as soon as you submit this request to the DTC, the DTC will provide the appropriate notice to the company's transfer agent so the applicable certificates can be issued. Please process this request on an expedited basis. Note that a delay in your performance of my request may result in a delay in my receipt of a stock dividend recently declared by Nutek Inc.

If for any reason you do not anticipate being able to obtain my certificates with two weeks after your receipt of this letter, please contact me immediately to apprise me of the reason for such delay and the anticipated delivery date of the certificates.

Sincerely yours,


Stockholder's Name

Cc:    Nutek, Inc.
       6330 McLeod Drive, Suite 1
       Las Vegas, NV 89120